Sunoco LP

8020 Park Lane, Suite 200

Dallas, Texas 75231

(832) 234-3600

August 22, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sunoco LP
Registration Statement on Form S-3 (File No. 333-213057)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, on behalf of Sunoco LP (the “Partnership”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-213057) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective under the Securities Act at 3:00 p.m., Eastern Standard Time, on August 24, 2016, or as soon thereafter as practicable.

The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUNOCO LP

By:	Sunoco GP LLC its general partner

By:	/s/ Marci K. Donnelly
Marci K. Donnelly
Associate General Counsel and Secretary

cc:	Jon Daly, Andrews Kurth LLP
Jennie Miller, Andrews Kurth LLP
Phil Haines, Andrews Kurth LLP